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                                                           OMB APPROVAL
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------                                              OMB Number:   3235-0287
FORM 4                                              Expires: Septmeber 30, 1998
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                                                    hours per response .... 0.5
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                                 U.S. SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, DC 20549

                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
/ / Check this box if no
    longer subject to         Filed pursuant to Section 16(a) of the Securities
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the
    or Form 5 obligations         Public Utility Holding Company Act of 1935
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940

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
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 1. Name and Address of Reporting Person       2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
    Riggs, Jr., M.D.  Leonard    M.               EmCare Holdings Inc. ("EMCR")                 Issuer (Check all applicable)
---------------------------------------------------------------------------------------------    X  Director       X 10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
       c/o EmCare Holdings Inc.                   Number of Reporting        Month/Year          X  Officer (give    Other (Specify
    1717 Main Street,  Suite 5200                 Person (Voluntary)       September 1996       ----        title ---       below)
---------------------------------------------                             -------------------               below)
                 (Street)                                                 5. If Amendment,
                                                                             Date of Original          Chief Executive Officer
                                                                             (Month/Year)              ------------------------
                                                                                             7. Individual or Joint/Group Filing
                                                                                                Reporting (Check Applicable Line)
                                                                                                 X   Form filed by One Reporting
                                                                                                ---- Person

                                                                                                     Form filed by More than One
                                                                                                ---- Reporting person
 Dallas              Texas           75201
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  (City)           (State)           (Zip)     TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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 Common Stock                     9/6/96   S             3,333      D        $25                                 D
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 Common Stock                     9/6/96   S             1,667      D        $25                                 I     by trust for
                                                                                                                          spouse
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 Common Stock                     9/10/96  S            10,000      D        $25                                 D
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 Common Stock                     9/10/96  S             5,000      D        $25                                 I     by trust for
                                                                                                                          spouse
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 Common Stock                                                                             512,410                D
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 Common Stock                                                                             277,155                I     by trust for
                                                                                                                          spouse
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 Common Stock                                                                              94,350                I     by trust for
                                                                                                                        partnership
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)




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
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FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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Employee Stock Options         (1)                                               (1)     (1)   Common Stock  197,500
(right to buy)
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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                                 197,500 (1)                 D
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Explanation of Responses:

(1) 17,500 options will be exercisable for $4.932 per share in annual increments of approximately 5,834 (until all such options vest) and will expire on 2/2/02. 30,000 options will be exercisable for $11.00 per share in annual increments of 7,500 (until all such options vest) and will expire on 12/31/03. 75,000 options will be exxercisable for $13.75 per share in annual increments of
15,000 (until all such options vest) and will expire on 3/1/05. 75,000 options will be exercisable for $25.625 per share in annual increments of 15,000 (until all such options vest) and will expire on 3/11/06.



                                                                              /s/ Leonard M. Riggs, Jr., M.D.     October 9, 1996
                                                                             --------------------------------    ------------------
                                                                             **Signature of Reporting Person             Date


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not                      Page 2
required to respond unless the form displays a currently valid OMB Number.                                           SEC 1474 (7/96)

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